Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction of incorporation or organization
AVROBIO Inc.	Ontario, Canada
AVROBIO Australia Pty Ltd	Australia
AVROBIO Securities Corporation	Massachusetts
Tectonic Therapeutic Pty Ltd.	Australia
Tectonic Therapeutic Securities Corp.	Massachusetts
Tectonic Operating Company, Inc.	Delaware